FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of January, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX
Exhibit No. 1  - Transaction in Own Shares dated 05 January 2006
Exhibit No. 2  - Transaction in Own shares dated 06 January 2006
Exhibit No. 3  - Transaction in Own Shares dated 10 January 2006
Exhibit No. 4  - Transaction in Own Shares dated 11 January 2006
Exhibit No. 5  - Transaction in Own Shares dated 13 January 2006
Exhibit No. 6  - Transaction in Own Shares dated 17 January 2006
Exhibit No. 7  - Transaction in Own Shares dated 18 January 2006
Exhibit No. 8  - Transaction in Own Shares dated 20 January 2006
Exhibit No. 9  - Transaction in Own Shares dated 24 January 2006
Exhibit No. 10 - Holding(s) in Company dated 26 January 2006

Exhibit No. 1

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank N.V., London Branch.

Date of purchase: 4 January 2006

Number of ordinary shares purchased: 225,000

Volume weighted average price paid per share: 634.80p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 14,910,000 of its ordinary shares in treasury and has 722,058,849 ordinary shares in issue (excluding treasury shares).

Inquiries:        Nick Swift
                  Hanson PLC
                  Tel: +44 (0)20 7245 1245

                  Jeremy Thompson
                  Hoare Govett Limited
                  Tel: +44 (0)20 7678 8000

Exhibit No. 2

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank N.V., London Branch.

Date of purchase: 6 January 2006

Number of ordinary shares purchased: 600,000

Volume weighted average price paid per share: 632.05p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 15,510,000 of its ordinary shares in treasury and has 721,458,849 ordinary shares in issue (excluding treasury shares).

Inquiries:        Nick Swift
                  Hanson PLC
                  Tel: +44 (0)20 7245 1245

                  Jeremy Thompson
                  Hoare Govett Limited
                  Tel: +44 (0)20 7678 8000

Exhibit No. 3

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank N.V., London Branch.

Date of purchase: 10 January 2006

Number of ordinary shares purchased: 500,000

Volume weighted average price paid per share: 625.55p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 16,010,000 of its ordinary shares in treasury and has 720,958,849 ordinary shares in issue (excluding treasury shares).

Inquiries:        Nick Swift
                  Hanson PLC
                  Tel: +44 (0)20 7245 1245

                  Jeremy Thompson
                  Hoare Govett Limited
                  Tel: +44 (0)20 7678 8000

Exhibit No. 4

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank N.V., London Branch.

Date of purchase: 11 January 2006

Number of ordinary shares purchased: 400,000

Volume weighted average price paid per share: 624.66p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 16,410,000 of its ordinary shares in treasury and has 720,558,849 ordinary shares in issue (excluding treasury shares).

Inquiries:        Nick Swift
                  Hanson PLC
                  Tel: +44 (0)20 7245 1245

                  Jeremy Thompson
                  Hoare Govett Limited
                  Tel: +44 (0)20 7678 8000

Exhibit No. 5

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank N.V., London Branch.

Date of purchase: 13 January 2006

Number of ordinary shares purchased: 350,000

Volume weighted average price paid per share: 628.71p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 16,760,000 of its ordinary shares in treasury and has 720,208,849 ordinary shares in issue (excluding treasury shares).

Inquiries:        Nick Swift
                  Hanson PLC
                  Tel: +44 (0)20 7245 1245

                  Jeremy Thompson
                  Hoare Govett Limited
                  Tel: +44 (0)20 7678 8000

Exhibit No. 6

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank N.V., London Branch.

Date of purchase: 17 January 2006

Number of ordinary shares purchased: 500,000

Volume weighted average price paid per share: 628.78p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 17,260,000 of its ordinary shares in treasury and has 719,708,849 ordinary shares in issue (excluding treasury shares).

Inquiries:        Nick Swift
                  Hanson PLC
                  Tel: +44 (0)20 7245 1245

                  Jeremy Thompson
                  Hoare Govett Limited
                  Tel: +44 (0)20 7678 8000

Exhibit No. 7

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank N.V., London Branch.

Date of purchase: 18 January 2006

Number of ordinary shares purchased: 400,000

Volume weighted average price paid per share: 624.26p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 17,660,000 of its ordinary shares in treasury and has 719,308,849 ordinary shares in issue (excluding treasury shares).

Inquiries:        Nick Swift
                  Hanson PLC
                  Tel: +44 (0)20 7245 1245

                  Jeremy Thompson
                  Hoare Govett Limited
                  Tel: +44 (0)20 7678 8000

Exhibit No. 8

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank N.V., London Branch.

Date of purchase: 20 January 2006

Number of ordinary shares purchased: 90,000

Volume weighted average price paid per share: 625.00p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 17,750,000 of its ordinary shares in treasury and has 719,218,849 ordinary shares in issue (excluding treasury shares).

Inquiries:        Nick Swift
                  Hanson PLC
                  Tel: +44 (0)20 7245 1245

                  Jeremy Thompson
                  Hoare Govett Limited
                  Tel: +44 (0)20 7678 8000

Exhibit No. 9

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank N.V., London Branch.

Date of purchase: 24 January 2006

Number of ordinary shares purchased: 250,000

Volume weighted average price paid per share: 625.60p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 18,000,000 of its ordinary shares in treasury and has 718,968,849 ordinary shares in issue (excluding treasury shares).

Inquiries:        Nick Swift
                  Hanson PLC
                  Tel: +44 (0)20 7245 1245

                  Jeremy Thompson
                  Hoare Govett Limited
                  Tel: +44 (0)20 7678 8000

Exhibit No. 10

HANSON PLC

January 26, 2006

Holding in Company

Hanson PLC has received notification today that Zurich Financial Services and its group have acquired an interest in the ordinary 10p shares of the Company that resulted in a total holding of 21,857,053 shares, representing approximately 3.04% of the issued share capital, excluding shares held in treasury, of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   February 01, 2006